Exhibit 12.1

Statement Regarding Compution of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended December 31,					Nine months Ended September 30, 2004
	1999	2000	2001	2002	2003
	(dollars in thousands)
Earnings
Income (loss) from continuing operations before income taxes	$26,070	$54,829	$(4,743)	$(14,069)	$(27,833)	$(25,490)
Equity in operations of equity investee	(94)	(121)	(7)	(93)	(26)	(77)
Amortization of capitalized interest	192	318	435	518	604	547
Distributed income from equity investee	—	125	—	—	125	—
Interest capitalized	(2,270)	(4,215)	(1,816)	(2,449)	(2,006)	—

	23,898	50,936	(6,131)	(16,093)	(29,136)	(25,020)
Fixed charges (1)
Interest expense, as defined	9,699	20,338	16,714	19,022	19,515	8,321
Interest portion of rent expense	347	419	645	570	568	575

	$10,046	$20,757	$17,359	$19,592	$20,083	$8,896

Earnings for ratio calculation (2)	$33,944	$71,693	$11,228	$3,499	$(9,053)	$(16,124)
Ratio of earnings to fixed charges (3)	3.4	3.5	N/A	N/A	N/A	N/A
Deficiency of earnings to fixed charges	N/A	N/A	$(6,131)	$(16,093)	$(29,136)	$(25,020)

(1)	Fixed charges consist of interest expense (including interest expense relating to discontinued operations and capitalized interest) and that portion of rental expense the Company believes is representative of interest.

(2)	Earnings for ratio calculation consists of net income (loss) from continuing operations before income taxes and before equity in operations of equity investee, plus estimated amortization of capitalized interest and distributed income from equitee investee, less interest capitalized, plus fixed charges.

(3)	Due to the Company’s losses in the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of $6,131, $16,093, $29,136 and $25,020, respectively, to achieve a coverage of 1:1.